EXHIBIT 12
GENERAL MOTORS CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Six
	Months
	Ended	Years Ended December 31,
	June 30,
	2008	2007	2006	2005	2004	2003
	(dollars in millions)
Income (loss) from continuing operations	$(18,722)	$(43,297)	$(2,423)	$(10,621)	$2,415	$2,450
Income tax expense (benefit)	961	37,162	(3,046)	(6,046)	(1,297)	498
(Income)/losses of and dividends from nonconsolidated associates	(29)	575	182	141	(447)	(346)
Amortization of capitalized interest	24	48	51	47	79	79

Income (loss) before income taxes, undistributed income of nonconsolidated associates, and capitalized interest	(17,766)	(5,512)	(5,236)	(16,479)	750	2,681

Fixed charges included in income (loss)
Interest and related charges on debt	1,578	3,306	16,944	15,606	11,948	9,902
Portion of rentals deemed to be interest	131	220	301	293	274	267

Total fixed charges included in income (loss) from continuing operations	1,709	3,526	17,245	15,899	12,222	10,169

Earnings (losses) available for fixed charges	$(16,057)	$(1,986)	$12,009	$(580)	$12,972	$12,850

Fixed charges
Fixed charges included in income (loss)	$1,709	$3,526	$17,245	$15,899	$12,222	$10,169
Interest capitalized in the period	19	24	44	45	38	33

Total fixed charges	$1,728	$3,550	$17,289	$15,944	$12,260	$10,202

Ratios of earnings (losses) to fixed charges					1.06	1.26

Earnings for the six months ended June 30, 2008 and the twelve months ended December 31, 2007, 2006 and 2005 were inadequate to cover fixed charges. Additional earnings of $17.8 billion, $5.5 billion, $5.3 billion and $16.5 billion for 2007, 2006 and 2005, respectively, would have been necessary to bring the respective ratios to 1.0.